UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               United Foods, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                        Class A and Class B Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   910365 30 3
                                   910365 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               James I. Tankersley
                               Ten Pictsweet Drive
                           Bells, Tennessee 38006-0119
                                 (901) 422-7600
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               September 16, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                       (Continued on following page(s))
                               Page 1 of 20 Pages
                            Exhibit Index:  Page 18

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              James I. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                   /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                         1,221,328 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH
REPORTING                              9              SOLE DISPOSITIVE POWER
PERSON                                            1,221,328 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                         1,221,328 Class A Common Stock. These shares represent
                        Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          31.8% Class A Common Stock


14       TYPE OF REPORTING PERSON
                       IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              James I. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

                                       7                   SOLE VOTING POWER
NUMBER OF                                         1,221,328 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                            1,221,328 Class B Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                   1,221,328 Class B Common Stock


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                29.1% Class B Common Stock


14       TYPE OF REPORTING PERSON
                         IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Darla T. Darnall


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

               USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        440,871 Class A Common  Stock.  These  shares  represent
                        Class  B  Common  Stock  of  the  Company   which  is
                        convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.4% Class A Common Stock


14       TYPE OF REPORTING PERSON
                           IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Darla T. Darnall


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                    SOLE VOTING POWER
NUMBER OF                                           440,871 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class B Common Stock
WITH

                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                      440,871 Class B Common Stock.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             10.5% Class B Common Stock


14       TYPE OF REPORTING PERSON
                         IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Kelle T. Northern


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                        440,871  Class A Common  Stock.  These shares  represent
                       Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   14.4% Class A Common Stock


14       TYPE OF REPORTING PERSON
                          IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Kelle T. Northern


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class B Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        440,871 Class B Common Stock.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   10.5% Class B Common Stock


14       TYPE OF REPORTING PERSON
                      IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             James W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                        440,871  Class A Common  Stock.  These shares  represent
                       Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   14.4% Class A Common Stock


14       TYPE OF REPORTING PERSON
                                    IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             James W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class B Common Stock
WITH

                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        440,871 Class B Common Stock.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   10.5% Class B Common Stock


14       TYPE OF REPORTING PERSON
                         IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Edna W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                             9,474 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                                9,474 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                        9,474 Class A Common Stock. These shares represent Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               *


14       TYPE OF REPORTING PERSON
                        IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Edna W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                             9,474 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                                9,474 Class B Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        9,474 Class B Common Stock


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 *

14       TYPE OF REPORTING PERSON
                       IN

ITEM 1.  SECURITY AND ISSUER.

     This statement refers to Class A and Class B Common Stock (together, the "Common Stock") of:

                               United Foods, Inc.
                               10 Pictsweet Drive
                           Bells, Tennessee 38006-0119

ITEM 2.  IDENTITY AND BACKGROUND.

     The information is provided below with respect to the reporting person.



         i.     (a)      Name:   James I. Tankersley
                (b)      Business Address:      10 Pictsweet Drive
                                                Bells, Tennessee  38006-0119
                (c)      Principal Occupation:  Chairman of the Board and
                                                Chief Executive Officer
                                                of United Foods, Inc.
                (d)      James I. Tankersley has never been convicted of
                         a crime.
                (e)      James I.  Tankersley  has  never  been  subject  to a
                         judgment,   decree  or  final   order  in  any  civil
                         proceeding.
                (f)      James I. Tankersley is a citizen of the United States.

          ii.   (a)      Name:   Darla T. Darnall
                (b)      Business Address:      10 Pictsweet Drive
                                                Bells, Tennessee  38006-0119
                (c)      Principal Occupation:  Director of United Foods, Inc.

                (d)      Darla T. Darnall has never been convicted of a crime.
                (e)      Darla  T.   Darnall  has  never  been  subject  to  a
                         judgment,   decree  or  final   order  in  any  civil
                         proceeding.
                (f)      Darla T. Darnall is a citizen of the United States.

        iii.    (a)      Name:   Kelle T. Northern
                (b)      Business Address:      10 Pictsweet Drive
                                                Bells, Tennessee  38006-0119
                (c)      Principal Occupation:  Director of United Foods, Inc.
                (d)      Kelle T. Northern has never been convicted of a crime.
                (e)      Kelle T. Northern has never been subject to a judgment,
                         decree or final order in any civil proceeding.
                (f)      Kelle T. Northern is a citizen of the United States.

        iv.     (a)      Name:   James W. Tankersley
                (b)      Business Address:      10 Pictsweet Drive
                                                Bells, Tennessee  38006-0119
                (c)      Principal Occupation:  Purchasing Manager and Director
                                                of United Foods, Inc.
                (d)      James W. Tankersley has never been convicted of
                         a crime.
                (e)      James W.  Tankersley  has never  been  subject  to a
                         judgment,   decree  or  final  order  in  any  civil
                         proceeding.
                (f)      James W. Tankersley is a citizen of the United States.

         vi.    (a)      Name:   Edna W. Tankersley
                (b)      Business Address:      10 Pictsweet Drive
                                                Bells, Tennessee  38006-0119
                (c)      Principal Occupation:  Housewife
                (d)      Edna W. Tankersley has never been convicted of a crime.
                (e)      Edna W.  Tankersley  has never been subject to a
                         judgment, decree or final order in any civil proceeding.
                (f)      Edna W. Tankersley is a citizen of the United States.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     The funds to complete the Proposed Transaction will be borrowed from lenders whose identities are not yet determined. If the transaction is consummated at the offered price of $3.00 per share, the amount to be borrowed would be approximately $12,769,542.00. It is anticipated that the borrower will be the Issuer.

 ITEM 4.  PURPOSE OF TRANSACTION.

     On September 16, 1998, James I. Tankersley, James W. Tankersly, Kelle T. Northern, Darla T. Darnall, and Edna W. Tankersly, (the "Tankersly Family"), acting in concert, made a proposal to the Board of Directors of the Issuer to acquire all of the outstanding shares of the Common Stock not currently owned by the Tankersley Family at a cash price of $3.00 per share (the "Proposed Transaction"). The Tankersley Family owns approximately 2.55 million shares of the Issuer's Class B common stock, which is almost 61% of the 4.2 million outstanding Class B shares. The Tankersley Family does not own any of the approximately 2.62 million outstanding shares of Class A common stock. A copy of the letter setting forth the Proposed Transaction (the "Offer Letter") is filed as Exhibit B to this Schedule 13D. Consummation of the Proposed Transaction would be subject to the approval of the Board of Directors and stockholders of the Issuer, as well as other customary conditions, including receipt of all necessary regulatory approvals. The Tankersley Family anticipates that upon completion of the Proposed Transaction, the Common Stock will cease to be traded on the American Stock Exchange and the Pacific Stock Exchange and will be deregistered under Section 12(g) of the Securities Exchange Act, as amended. The Tankersley Family reserves the right to amend or withdraw the proposal made in the Offer Letter in its discretion at any time.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

(i)

 (a)                        Owner             No. of Shares        % of Shares
                      ----------------     -------------------    -------------

Class A
Common Stock           James I. Tankersley      1,221,328(1.)        31.8%


Class B
Common Stock           James I. Tankersley      1,221,328            29.1%


     (1.) All of these shares represent shares of Class B Common Stock which is convertible into Class A Common Stock on a one for one basis.


 (b) The power to vote and dispose of the shares owned of record by James I. Tankersley rests solely with him.

 (c)     None.

 (d)     Not applicable.

 (e)     Not applicable.

(ii)


(a)                        Owner             No. of Shares        % of Shares
                      ----------------     -------------------    -------------
Class A
Common Stock           Darla T. Darnall         440,871(1.)          14.4%

Class B
Common Stock           Darla T. Darnall         440,871              10.5%


     (1.) All of these shares represent shares of Class B Common Stock which is convertible into Class A Common Stock on a one for one basis.

 (b) The power to vote and dispose of the shares owned by Darla T. Darnall rests solely with her.

 (c)     None.

 (d)     Not applicable.

 (e)     Not applicable.

(iii)


 (a)                        Owner             No. of Shares        % of Shares
                      ----------------     -------------------    -------------
Class A
Common Stock           Kelle T. Northern        440,871(1.)          14.4%

Class B
Common Stock           Kelle T. Northern        440,871              10.5%


     (1.) All of these shares represent shares of Class B Common Stock which is convertible into Class A Common Stock on a one for one basis.

(b) The power to vote and dispose of the shares owned by Kelle T. Northern rests solely with her.

 (c)     None.

 (d)     Not applicable.

 (e)     Not applicable.

(iv)


 (a)                        Owner             No. of Shares        % of Shares
                      ----------------     -------------------    -------------

Class A
Common Stock           James W. Tankersley      440,871(1.)          14.4%

Class B
Common Stock           James W. Tankersley      440,871              10.5%


     (1.) All of these shares represent shares of Class B Common Stock which is convertible into Class A Common Stock on a one for one basis.

 (b) The power to vote and dispose of the shares owned by James W. Tankersley rests solely with him.

 (c)     None.

 (d)     Not applicable.

 (e)     Not applicable.

(v)



 (a)                        Owner             No. of Shares        % of Shares
                      ----------------     -------------------    -------------
Class A
Common Stock           Edna W. Tankersley       9,474(1.)              *

Class B
Common Stock           Edna W. Tankersley       9,474                  *

     (1.) All of these shares represent shares of Class B Common Stock which is convertible into Class A Common Stock on a one for one basis.

 (b) The power to vote and dispose of the shares owned by Edna W. Tankersley rests solely with her.

 (c)     None.

 (d)     Not applicable.

 (e)     Not applicable.


ITEM 6.  CONTRACTS, ETC. WITH RESPECT TO THE SECURITIES.

     On September 23, 1998, James I. Tankersley, Darla T. Darnall, Kelle T. Northern, James W. Tankersley and Edna W. Tankersley executed a Joint Filing Agreement with respect to this Statement on Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.    Joint Filing Agreement dated September 23, 1998.

         2.    Offer Letter dated September 16, 1998.

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 25th day of September, 1998.



                                                   /s/ James I. Tankersley
                                                   ----------------------------
                                                   James I. Tankersley

                                                   /s/            *
                                                   ----------------------------
                                                   Darla T. Darnall

                                                   /s/            *
                                                   ----------------------------
                                                   Kelle T. Northern

                                                   /s/            *
                                                   ----------------------------
                                                   James W. Tankersley

                                                   /s/            *
                                                   ----------------------------
                                                   Edna W. Tankersley

                                                  *By: /s/ James I. Tankersley
                                                   ----------------------------
                                                   James I. Tankersley,
                                                   pursuant to the Joint Filing
                                                   Agreement dated
                                                   September 23, 1998






                                 Exhibit Index


              Description
              -----------

1.         Joint Filing Agreement dated September 23, 1998


2.         Offer Letter dated September 16, 1998.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                           (Pursuant to Rule 13d-1(f))

         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Class A and Class B Common Stock of United Foods, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes James I. Tankersley to file on such party's behalf any and all amendments to such Statement. Each such party undertakes to notify James I. Tankersley of any changes giving rise to an obligation to file an amendment to Schedule 13D and it is understood that in connection with this Statement and all amendments thereto each such party shall be responsible only for information supplied by such party.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 23rd day of September, 1998.


                                        /s/ James I. Tankersley
                                        ----------------------------------------
                                        James I. Tankersley

                                         /s/ Darla T. Darnall
                                        ----------------------------------------
                                        Darla T. Darnall

                                        /s/ Kelle T. Northern
                                        ----------------------------------------
                                        Kelle T. Northern

                                        /s/ James W. Tankersley
                                        ----------------------------------------
                                        James W. Tankersley

                                        /s/ Edna W. Tankersley
                                        ----------------------------------------
                                        Edna W. Tankersley

                                    EXHIBIT 2

                               September 16, 1998



Board of Directors
Unites Foods, Inc.
Ten Pictsweet Drive
Bells, TN  38006

Dear Fellow Board Members:

     In light of the nature of the business of United Foods, Inc. and recent developments in our industry, I believe that it does not make good business sense for our Company to continue as a public company. The departure of my brother as an officer of the Company, as well as requests by certain shareholders, has prompted the members of my immediate family and me (the "Jim Tankersley Family") to make the proposal outlined below which we believe furthers the long term interests of the holders of shares of Company common stock (regardless of class) ("Shares") other than members of the Jim Tankersley Family (the "Public Shareholders"). We propose that:

     (i) a new corporation wholly-owned by an entity owned by the Jim Tankersley Family merge into the Company (the "Merger"), with the surviving company being wholly-owned by the entity owned by the Jim Tankersley Family; as a result of the Merger the Company would cease to be a reporting company under the Securities Exchange Act of 1934;

     (ii) the Public Shareholders be paid in cash for their Shares upon effectiveness of the Merger, $3.00 per Share;

     (iii) the Board of Directors of the Company appoint a committee consisting of the non-affiliated non-employee directors of the Company (the "Independent Committee") for the purpose of assuring that this proposal for a Merger is considered objectively and in a manner which the Independent Committee deems appropriate in order to protect the interest of the Public Shareholders (including the independent selection and engagement by the Committee of its own legal counsel and investment banker to advise the Committee);

     (iv) the Company pay all reasonable expenses of the Company, the Independent Committee and the Jim Tankersley Family in considering this proposal and, if the proposal is accepted, in preparing for and consummating the Merger, except for the cost of the financing by the Jim Tankersley Family of the purchase price for the Shares in the Merger; and

     (v) the Company and the Independent Committee cooperate with the Jim Tankersley Family in making appropriate press releases with respect to the proposed Merger and, if this proposal is accepted, preparing and executing an appropriate form of agreement to document the Merger (the "Merger Agreement"), setting appropriate record and meeting dates for a meeting of the holders of Shares (the "Meeting") at which to vote on the Merger, preparing a proxy statement of the Company for the Meeting (the "Proxy Statement"), filing the Proxy Statement and other appropriate documents with the Securities and Exchange Commission (the "SEC"), obtaining SEC approval of the Proxy Statement, holding the Meeting in accordance with Delaware law and the Proxy Statement, and consummating the Merger in accordance with the Merger Agreement.

     My family sincerely believes that the course of action outlined in this proposal is fair to, and in the long-term best interest of the Public Shareholders. Should you decide to go forward and to appoint an Independent Committee, as we have suggested, we are prepared to pursue this process diligently with the Independent Committee. We look forward to hearing from you.

Very truly yours,


/s/ James I. Tankersley